UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file Number: 0-14951

BUTLER INTERNATIONAL, INC. 401(k) PLAN
(Full name of plan)

BUTLER INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Maryland	06-1154321
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

New River Center, 200 East Las Olas Boulevard, Suite 1730
Ft. Lauderdale, Florida, 33301
(Address of principal executive offices and zip code)

(954) 761-2200
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐     No ☒

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2007, consists of audited financial statements of Butler International, Inc. 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006 and for the years then ended and the related supplemental schedules thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and in accordance with Item 4 of the sections of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and supplemental schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

BUTLER INTERNATIONAL, INC.
FORM 11K 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative Committee and Participants of the
Butler International, Inc. 401(k) Plan
Montvale, New Jersey

We have audited the accompanying statements of assets available for benefits of the Butler International, Inc. 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in assets available for benefits for the years ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ UHY LLP
New York, New York
October 10, 2008

BUTLER INTERNATIONAL, INC. 401(k) PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

(In Thousands)

	December 31, 2007	December 31, 2006

ASSETS
Investments:
Participant directed investments	$44,314	$43,343
Non-participant directed investments	937	2,562

Total investments	45,251	45,905

Receivables:
Employer contributions	498	407
Participant contributions	74	61

Total receivables	572	468

Assets available for benefits	$45,823	$46,373

See notes to the  financial statements

BUTLER INTERNATIONAL, INC. 401(k) PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

(In Thousands)

	For the Year Ended
	December 31, 2007	December 31, 2006

Additions to net assets attributed to:
Investment income:

Net appreciation in fair value of investments	$1,350	$1,903
Interest	58	53
Dividends	447	412

Net investment income	1,855	2,368

Contributions:
Participant	5,535	5,876
Employer	863	1,377

Total contributions	6,398	7,253

Total additions	8,253	9,621

Deductions from net assets attributed to:
Benefits paid to participants	8,710	7,473
Administrative expenses	69	71
Other	24	(9)

Total deductions	8,803	7,535

(Decrease) increase in assets	(550)	2,086

Assets available for benefits:

Beginning of year	46,373	44,287

End of year	$45,823	$46,373

See notes to the  financial statements

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(Information in Thousands)

1.	PLAN DESCRIPTION

The following description of the Butler International, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more detailed description.

General:

          In November 1989, Butler Service Group, Inc. (the “Company”) established the Plan, which was adopted by its wholly owned subsidiaries. The Plan is a continuation of the Butler Service Group, Inc. Investment Savings Plan and is designed to provide an incentive for employees of the Company to save regularly through payroll deductions and possible matching contributions by the Company. The Plan is a defined contribution plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).

          The Plan is administered by the Employee Benefits Administrative Committee. This committee is comprised of up to three persons appointed by the Company’s Board of Directors. The trust department of an independent third-party bank is the Plan’s Trustee.

Contributions:

          Generally, participants may contribute from 1% to 50%, in whole percentages, of eligible compensation to the Plan on a pretax basis through automatic payroll deductions (“elective deferral contributions”). Highly compensated employees may contribute from 1 to 20%, in whole percentages, of eligible compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Total participant contributions in any calendar year are limited to the applicable limit under Internal Revenue Code. The Plan also provides that certain limitations may be imposed on participant’s contributions in order to comply with statutory requirements. Other liabilities, if any, include refunds of excess contributions to highly compensated employees. Participants direct the investments of their contributions into various investment options offered by the Plan. The Plan currently offers mutual fund investment options as well as the Butler Stock Fund, which principally consists of the Company’s common stock. Participants may request changes to their elective deferral contribution rate or discontinue their contributions through the Plan’s voice response system. The changes or discontinuance will be effective as soon as it is administratively feasible.

          The Company may make matching contributions or other additional discretionary contributions to the Plan in amounts determined by the Butler Service Group, Inc. Any such contributions are allocated to the participants’ accounts as provided by the Plan and invested directly in the Butler Stock Fund or, as specified under a customer contract, allocated in proportion to the elective deferral contributions. The Company contributed  $749,000 for the 2006 Plan year offset by forfeited non-vested accounts of $27,000. For the 2007 Plan year, the Company contributed $756,000 offset by forfeited non-vested accounts of $15,000. In addition, the Company made contributions of approximately $122,000 and $655,000 to the Plan in 2007 and 2006, respectively, in accordance with the terms of a customer contract.

Pursuant to the terms of the Amended 401(k) Plan dated September 5, 2008, the Company’s matching ontributions are made in proportion to participant’s elective deferrals.

Effective September 7, 2008, the Company suspended its matching program.

Participant Accounts:

          Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution. Plan earnings (losses) and an allocation of administrative expenses are charged directly to the participant account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(Information in Thousands)

Participant Loans:

          Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the vested portion of their account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate of Prime plus 1 percent. Principal and interest is paid ratably through payroll deductions. Loans must be repaid within an agreed period but no more than five years. However, if the loan is made for the purchase or construction of the participant’s principal place of residence, the repayment period may be longer than five years. Only one loan will be granted at a time and must be repaid in full before another loan can be requested.

Vesting:

          Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus the actual earnings thereon is based on years of service. The matching and discretionary contributions vest according to the following schedule:

Completed Years of Service	Percentage of Contribution Vested

Matching Contributions:

Less than 2 full years	0%
2 full years	20%
3 full years	40%
4 full years	60%
5 full years	80%
6 or more full years	100%
Discretionary Contributions:

Less than 3 full years	0%
3 or more full years	100%

A participant is also 100% vested if termination of employment is due to retirement after age 65, total disability or death.

Forfeited Accounts:

          When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Generally, if the participant is rehired within five years, any amounts previously forfeited would be restored. Forfeitures are utilized to: (1) restore matching contribution balances of re-employed participants; (2) pay plan expenses; and (3) reduce the Company’s future contributions. At December 31, 2007 and, 2006, remaining forfeited non-vested accounts totaled approximately $14,000 and $43,000, respectively. During 2007 and 2006, approximately $15,000 and $27,000 from restored and forfeited non-vested accounts increased Company contributions or were used to reduce Company contributions, respectively.

Payment of Benefits:

          On termination of services, a participant may elect to: (1) receive a lump-sum payment; (2) roll over funds to another qualified plan or an Individual Retirement Plan; or (3) defer receipt of funds that exceed $5,000 until April 1 following the later of the calendar year the participant reaches age 70½ or the calendar year of participant’s retirement. Participants may withdraw funds while employed only from accounts in which they are fully vested after attaining age 59 1/2. Prior to attaining age 59 1/2 a withdrawal may be made for financial hardship. Only one withdrawal may be requested during any Plan year for reasons other than financial hardship. The minimum amount available for a withdrawal is $500. If the participant has an outstanding loan, the amount of funds available for withdrawal may be limited. A participant will have a 100% vested interest in all accounts upon retirement at or after age 65, in the event of a permanent disability or in the event of death prior to termination of employment. Upon termination of employment, the value of the vested accounts will be paid in a lump sum.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(Information in Thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared on the accrual basis of accounting and are presented in accordance with the financial reporting requirements of ERISA.

Payment of Benefits

Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid as of December 31, 2007 and 2006.

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

          The Plan’s investments are stated at fair value. Quoted market prices are used to value investments except for the collective trust fund. Investments in the collective trust fund are stated at estimated fair values, which have been determined based on the unit values of the funds. The bank sponsoring the collective trust fund determines the unit value by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses

Administrative expenses of the Plan are allocated to Plan participants and paid by the Plan’s sponsor as specified in the Plan Document.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(Information in Thousands)

3.	INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s assets at December 31, 2007 and 2006:

		2007

	Stable Value Fund- 226,220 shares	$9,002
	Templeton Foreign Fund Class A- 366,641 shares	4,590
	MFS Emerging Growth Fund Class A- 100,961 shares	4,241
**	Dryden Stock Index Fund Class Z- 127,344 shares	4,144
	Growth Fund America- 93,386 shares	3,176
	Fidelity Advanced Growth Opportunities Fund - 69,725 shares	2,975
	AIM Balanced Fund Class A- 192,611 shares	2,556

		2006

	Stable Value Fund- 281,348 shares	$10,733
**	Dryden Stock Index Fund Class Z- 134,321 shares	4,228
	Templeton Foreign Fund Class A- 307,694 shares	4,197
	MFS Emerging Growth Fund Class A- 105,328 shares	3,931
	AIM Balanced Fund Class A- 201,454 shares	2,671
*	Butler Stock Fund- 1,243,727 shares	2,562
	Growth Fund America- 74,644 shares	2,454
	Fidelity Advanced Growth Opportunities Fund Class T- 66,446 shares	2,308

* Nonparticipant directed and party-in-interest

** Party-in-interest

The Plan’s investments (including gains and losses on investments brought and sold, as well as held during the year) appreciated / (depreciated) in value by approximately as follows:

	Year Ended December 31,
	2007	2006

Mutual funds	$3,242	$3,488
Common stock	(1,892)	(1,585)

Total Plan investments	$1,350	$1,903

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(Information in Thousands)

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the assets and the significant components of changes in assets relating to the nonparticipant-directed investments as of December 31, 2007 and 2006, and for the years then ended, is as follows:

	2007	2006

Net Assets:
Butler Stock Fund	$937	$2,562

Changes in net assets:
Contributions	506	571
Interest & other	(16)	8
Net depreciation	(1,892)	(1,585)
Benefits paid to participants	(173)	(351)
Administrative expenses	(1)	(1)
Transfer from participant-directed investments	(49)	(342)

Net change	(1,625)	(1,700)
Butler Stock Fund - beginning of year	2,562	4,262

Butler Stock Fund - end of year	$937	$2,562

5.	FEDERAL INCOME TAX STATUS

          The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated December 9, 2002, that the Plan and related trust, as amended through February 5, 2002, are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

          Certain Plan investments are shares of mutual funds managed by Prudential Bank and Trust Company (“Prudential”). Prudential is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. For the years ended December 31, 2007 and 2006, fees paid by the Plan for administrative services amounted to approximately $69,000 and $71,000, respectively, which includes application and processing fees for participant loans. Fees paid by the Plan for other investment management services are deducted from income earned on a daily basis on each fund and are not separately reflected. Officers and employees of the Company perform certain administrative functions for the Plan. No such officer or employee receives compensation from the Plan. At December 31, 2007 and 2006, the Plan held 1,398,792 and 1,243,727 shares, respectively, of common stock of Butler International, Inc., the sponsoring employer, with a cost basis of $5,242,346 and $5,608,904, respectively. These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the IRC and the rules and prohibited transactions of ERISA.

7.	PLAN TERMINATION

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA. In the event the Plan is terminated, all

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(Information in Thousands)

participants will be 100% vested in all their accounts and benefits will be paid strictly under the terms of the Plan. The Pension Benefit Guaranty Corporation does not insure benefits under defined contribution plans of the 401(k) type.

8.	SUBSEQUENT EVENTS

The following transactions and events were entered into by the Plan Sponsor (the “Sponsor”) as indicated below:

Debt Agreements

General Electric Capital Corporation (“GECC”), provides the Sponsor with a revolving credit facility for loans up to $47.0 million, including $9.0 million for letters of credit, Term Loan A for $20 million, and Term Loan B for $18 million. At December 30, 2007, the Sponsor had $28.9 million of variable interest rate revolving credit facility loans plus $3.8 million of letters of credit under its revolving credit facility with GECC, leaving approximately $7.9 million of availability. The related interest rate in effect at December 30, 2007 was 8.68%.

Monroe Capital Management Advisors LLC (“Monroe”), provided the Sponsor with a $23.0 million term loan (the “Monroe Term Loan”) in fiscal 2007. The proceeds of the Monroe Term Loan were used to pay off the existing term loan with GECC, to pay off a portion of the existing revolving credit facility with GECC, to provide cash collateral for an existing letter of credit, and to provide additional working capital for Butler and its subsidiaries.

Related to the  Sponsor’s current financing arrangements (as amended) with GECC and Monroe, the Sponsor entered into several subsequent amendments with GECC and Monroe whereby GECC and Monroe agreed to further forbear from the exercise of such rights and remedies through various extension dates during fiscal 2007 and through the date of this report. As a result of the Sponsor’s failure to timely file its financial statements with the Securities and Exchange Commission and as a result of  the Sponsor’s recent financial performance, the Sponsor was in violation of certain terms and covenants contained in its debt agreement with GECC and Monroe. The Sponsor has received several waivers of these covenants and has negotiated several amendments to the agreements with GECC and Monroe for extensions of time to meet the covenants through the date of this report.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
(Information in Thousands)

        Pursuant to the terms of both credit documents, the Sponsor  is required to take steps to increase liquidity. In addition, both facilities require the Sponsor  to have Funded Debt (as defined) on January 2, 2009, of not more than $44,872,007 and require compliance with certain other financial covenants on an on-going basis and other covenants to be met on or about January 2, 2009. Both facilities also require the Sponsor  to pay all future dividends on its preferred stock as payments in-kind.

Risks Related to Economic Slowdown

The year-long credit and liquidity crisis in the United States continues to have far-reaching implications for financial markets and the banking system. Subsequent to the Plan’s year end, the crisis has resulted in numerous major events, including the announcement of a Chapter 11 bankruptcy filing, major bank acquisitions, and the extension of government financing to private financial institutions. These and other events have had a significant impact on the financial markets, both domestic and foreign, and on individual investors in those markets.

The Plan provides for various investment options in a variety of investment securities. Investment securities are exposed to various risks, such as interest rate risk, financial market risk and credit risk. Due to the level of risk associated with investment securities, coupled with the recent economic events, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Plan's financial statements.

BUTLER INTERNATIONAL, INC. 401 (k) PLAN
PLAN SPONSOR: BUTLER INTERNATIONAL, INC.
PLAN SPONSOR EIN: 22-1712289
PLAN NUMBER: 010

FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost		(e) Current value

*	Prudential Mutual Funds	Jennison Blend Fund A - 54,087 shares		**	$1,023,864
*	Prudential Mutual Funds	Dryden Stock Index Fund Z - 127,344 shares		**	4,143,766
*	Prudential Mutual Funds	Dry Inter Equ A - 181,252 shares		**	1,665,710
	Goldman Sachs	Goldman Sachs Mid Cap Value A- 41,477 shares		**	1,466,207
	Seligman Hend Global SM Com	Seligman Hend Glob Sm Com - 52,573 shares		**	835,392
	Aim Basic Balanced A	Aim Basic Balanced A - 192,611 shares		**	2,555,946
	Allianz OCC Renaissance A	Allianz OCC Renaissance A - shares		**
	Alli Bern Sm Cap Gr Fd A	Alli Bern Sm Cap Gr Fd A - 28,141 shares		**	867,867
	MFS Emerging Grow FD A	MFS Emerging Grow FD A - 100,961 shares		**	4,241,354
	Pimco Total Return A	Pimco Total Return A -191,354 shares		**	2,045,574
	Van Kamp Equity Inco A	Van Kamp Equity Inco A - 241,508 shares		**	2,134,936
	Fid Adv Val Strategies T	Fid Adv Val Strategies T - 79,925 shares		**	2,142,777
	Fid Adv Grow Opp	Fid Adv Grow Opp - 69,725 shares		**	2,975,174
	Growth Fund of America	Growth Fund of America - 93,386 shares		**	3,176,047
	Templeton Foreign Fund A	Templeton Foreign Fund A- 366,641 shares		**	4,590,342
	Drey Prem Core Val A	Drey Prem Core Val A - 26,379 shares		**	787,943
	Wells Fargo Bank, Minnesota, N.A.	Pru Stable Value FD 65 - 226,220 shares		**	9,002,209
*	The Prudential Insurance Company of America	AP Fund - shares		**	214
*	Butler International, Inc.	Common Stock - 1,398,792 shares	5,242,346		937,191

*	Participant Loans	Interest rates ranging from 5.0% to 10.5%; maturity dates ranging from March 2008 to December 2036	—		658,762

			$45,253,727		$45,251,275

*	A party-in-interest as defined by ERISA
**	Cost information is not available.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
SIGNATURE

                     Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BUTLER INTERNATIONAL, INC.

(Registrant)

October 14, 2008	By: /s/ Mark Koscinski

Mark Koscinski
Principal Accounting Officer